Filed Pursuant to Rule 424(b)(3)
Registration No. 333-110966
PROSPECTUS SUPPLEMENT
(To Prospectus dated January 8, 2004)

4,535,571 Shares

United Defense Industries, Inc.

Common Shares

The selling stockholders named in this prospectus supplement are offering all of these common shares and will receive all of the proceeds of this offering.

Our common shares are listed on the New York Stock Exchange under the symbol “UDI.” On April 26, 2004 the closing price for our common shares on that exchange was $34.61 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our common stock involves a high degree of risk. See “Risk factors” beginning on page S-5 of this prospectus supplement and page 1 of the accompanying prospectus for more information.

		Underwriting	Proceeds to the
	Price to public	discount	selling stockholders

Per Share	$34.11	$0.22	$33.89
Total	$154,708,327	$997,826	$153,710,501

The underwriter expects to deliver the shares on or about April 30, 2004.

JPMorgan

The date of this prospectus supplement is April 26, 2004.

Tables of contents
Where you can find more information
Special note regarding forward-looking statements
Prospectus supplement summary
The offering
Risk factors
Use of proceeds
Selling stockholders
Certain U.S. Federal Income Tax Consequences For Non-U.S. Holders
Underwriting
Legal matters
Experts

ABOUT THIS PROSPECTUS
THE COMPANY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE TO FIND ADDITIONAL INFORMATION

Tables of contents

Prospectus

The Company	1
Risk Factors	1
Special Note Regarding Forward-Looking Statements	2
Use of Proceeds	3
Selling Stockholders	3
Plan of Distribution	4
Legal Matters	6
Experts	6
Where to Find Additional Information	6

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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Where you can find more information

We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on its Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common shares are listed on the New York Stock Exchange, and information about us also is available there.

This prospectus supplement is part of a registration statement that we have filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to other documents that we identify as part of this prospectus supplement. Our subsequent filings of similar documents with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the offering of our common shares has been completed.

•	Annual Report on Form 10-K for the year ended December 31, 2003.

•	Proxy Statement for our 2004 Annual Meeting of Stockholders, filed with the Commission on March 10, 2004.

•	Current Report on Form 8-K, filed on February 24, 2004.

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on December 13, 2001.

Information furnished under Items 9 or 12 of any of our Current Reports on Form 8-K incorporated herein by reference is not incorporated by reference in this prospectus supplement and the registration statement.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to Investor Relations, United Defense Industries, Inc., 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209 (telephone (703) 312-6100). The information relating to us contained in this prospectus supplement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus supplement. We have not authorized anyone else to provide you with different information. This prospectus supplement is an offer to sell or buy only the securities described in this document, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of the date of this prospectus supplement.

Special note regarding forward-looking statements

Some of the statements included or incorporated by reference in the accompanying prospectus or this prospectus supplement constitute “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “anticipates” and variations of these and similar expressions are used to identify these forward-looking statements. These forward-looking statements refer to, among other things, our plans,

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strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we can give no assurance that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make in those documents are set forth in those documents. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by those cautionary statements. We will not update these forward-looking statements even though our situation will change in the future.

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Prospectus supplement summary

The following summary highlights certain significant aspects of our business and this offering, but you should carefully read this entire prospectus supplement and the accompanying prospectus, including the financial data and related notes and the documents incorporated by reference, which are described under “Where You Can Find More Information,” before making an investment decision. Because this is a summary, it may not contain all the information that is important to you. Our actual results could differ materially from those anticipated in certain forward-looking statements contained in this prospectus supplement as a result of certain factors, including those set forth under “Risk Factors.” Unless the context requires otherwise, “United Defense,” “we,” “us” and “our” refer to United Defense Industries, Inc. and its direct and indirect subsidiaries on a consolidated basis.

United Defense

United Defense is a leader in the design, development and production of combat vehicles, artillery systems, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense, or DoD, and allied militaries throughout the world, and is the leading U.S. provider of non-nuclear ship repair, modernization and conversion services to the U.S. Navy and related government agencies. We are a sole-source prime contractor on several programs comprising critical elements of the U.S. military force structure. We have an installed base of over 100,000 combat vehicles and weapons systems with the DoD and more than 40 foreign militaries. Our 60 years of experience has led to our long-standing customer relationships, proprietary technologies, diversified product portfolio, disciplined program management and competitive cost structure. We conduct global operations through our manufacturing facilities in the United States and Sweden, our ship repair facilities in Virginia, California, Hawaii, and Texas, a manufacturing joint venture in Turkey, and co-production programs with various other governments and foreign contractors.

For the quarter ended March 31, 2004, we had revenue of $547.1 million, cash flow from operations of $32.9 million and net income of $41.9 million. As of March 31, 2004, we had a fully-funded backlog of approximately $2.0 billion.

The Carlyle Group, an affiliate of certain of the selling stockholders, formed United Defense Industries, Inc. in October 1997 to facilitate the acquisition of United Defense, L.P., our predecessor entity. After the consummation of this offering, The Carlyle Group will not own any of our common stock. In July 2002 we acquired United States Marine Repair, Inc., or USMR, from The Carlyle Group.

We were incorporated in Delaware in August 1997, and our principal executive office is located at 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209. Our telephone number is (703) 312-6100.

Recent developments

On April 22, 2004, we reported our operating results for the quarter ended March 31, 2004. The following discussion includes excerpts of the information contained in our earnings release.

We reported net income of $41.9 million, or $0.78 per share on a fully diluted basis for the quarter ended March 31, 2004. Net income increased 9% from $38.4 million, or $0.73 per share on a fully diluted basis, for the same period in 2003.

Our revenues for the quarter ended March 31, 2004 increased 17% to $547.1 million from $466.5 million for the same period in 2003. Defense Systems segment sales for the quarter ended March 31, 2004 increased 20% compared to the same period in 2003 and generated 86% of our revenue growth. Ship Repair and Maintenance sales for the quarter ended March 31, 2004 increased 9% compared to the same period in 2003 and accounted for 14% of our total revenue growth.

Several factors propelled our strong growth in net income and revenue:

•	Robust sales growth in Defense Systems, led by Bradley Fighting Vehicle upgrades, spare parts, ramp-up in development programs including the Army’s Future Combat Systems and the Navy’s new destroyer program, DD(X).

•	Continued strong sales in Ship Repair and Maintenance.

•	The acquisitions of Cercom, Inc., the assets of Kaiser Compositek, Inc., and the U.S. Navy ship-repair business of Honolulu Shipyard Inc., which we renamed Hawaii Shipyards, Inc., provided $6.9 million in sales for the quarter.

New orders of $494 million in the quarter ended March 31, 2004 resulted in our fully funded backlog of approximately $2.0 billion.

The following table summarizes our results for the three months ended March 31, 2003 and 2004, respectively.

	Three Months Ended
	March 31,

(in thousands, except per share data)	2003	2004

Statement of Operations Data:

Revenues	$466,523	$547,077
Costs and expenses	401,533	480,399

Income from operations	64,990	66,678
Earnings (loss) related to investments in foreign affiliates	5,549	5,816
Net interest expense and other expenses	(6,574)	(5,481)

Income before taxes	63,965	67,013
Provision for income taxes	25,586	25,130

Net income	$38,379	$41,883

Per Share Data:

Earnings per common share—basic	$0.74	$0.80

Earnings per common share—diluted	$0.73	$0.78

Cash Flow Data:

Cash provided by operating activities	$50,578	$32,909
Cash used in investing activities:
Capital spending	(3,401)	(5,056)
Purchase of Kaiser Compositek	—	(8,281)
Purchase of Cercom	—	(21,165)
Purchase of Hawaii Shipyards	—	(16,320)
Cash (used in)/provided by financing activities	479	(9,720)
Effect of exchange rate changes on cash	1,302	(2,688)

(Decrease) increase in Cash and Cash Equivalents	$48,958	$(30,321)

The offering

Common stock offered by the selling stockholders	4,535,571 shares of common stock.

Common stock to be outstanding after the offering	52,561,314 shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of shares of our common stock offered in this prospectus supplement.

New York Stock Exchange symbol	UDI.

The number of shares of common stock to be outstanding after this offering set forth above is based on 52,521,314 shares outstanding as of March 31, 2004. The number of outstanding shares excludes an aggregate 4,666,833 shares of our common stock reserved for issuance under our equity incentive plans, of which 3,428,944 shares were subject to outstanding stock options as of March 31, 2004 (40,000 of which will be issued to Thomas Rabaut and sold in the offering upon exercise of options immediately prior to the closing of the offering) at a weighted average exercise price of $19.83 per share.

Risk factors

Investing in our common stock involves risks. You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus supplement and the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus supplement and in the accompanying prospectus, before buying securities in this offering. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations.

Risks related to our business and industry

Our government contracts entail risks.

We are a sole-source, prime contractor for many different military programs with the DoD. We depend heavily on the government contracts underlying these programs. Over its lifetime, a program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs is subject to congressional appropriation. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded and additional funds are committed only as Congress makes further appropriations. The government’s termination of, or failure to fully fund, one or more of the contracts for our programs, would have a negative impact on our operating results and financial condition. We also serve as a subcontractor on several military programs that, in large part, involve the same risks as prime contracts.

We rely on key contracts with U.S. Government entities for a significant portion of our sales. A substantial reduction in these contracts would materially adversely affect our operating results.

We derive revenues predominantly from contracts with agencies of, and prime contractors to, the DoD. Most of our sales are made directly or indirectly to agencies of the U.S. Government, excluding U.S. Foreign Military Sales contracts. Any significant disruption or deterioration in our relationship with the U.S. Government and a corresponding reduction in these contracts would significantly reduce our revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Emerging Trends and Uncertainties” in our Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into this prospectus supplement.

Changes in defense procurement models may make it more difficult for us to successfully bid on projects as a prime contractor and limit sole-source opportunities available to us.

In recent years, the trend in combat system design and development appears to be evolving towards the technological integration of various battlefield components, including combat vehicles, command and control network communications, advanced technology artillery systems and robotics. If the U.S. military procurement approach continues to require this kind of overall battlefield combat system integration, we expect to be subject to increased competition from aerospace and defense companies who have significantly greater resources than we do. This trend could create a role for a prime contractor with broader capabilities that would be responsible for integrating various battlefield component systems and potentially eliminating or reducing the role of sole-source providers or prime contractors of component weapon systems. For example, the U.S. Army awarded the prime contractor role in its Future Combat Systems, or FCS, program to The Boeing Company in the capacity of overall integrator for FCS, instead of awarding separate prime contracts for major FCS elements such as ground vehicles, air vehicles, and network electronics.

The ultimate results of the U.S. Army’s transformation effort are uncertain, and the scale of the effort has reduced and may further reduce funding for other U.S. Army programs in which we participate.

In 2002 and 2003, DoD’s strategic reexamination of the U.S. military force structure, conducted under the general heading of “transformation,” tended to reduce procurement spending on what have been our mainstay combat vehicle programs while increasing R&D spending on the proposed next generation of combat weapons, particularly the FCS program and the Navy’s new surface ship programs, the DD(X) and Littoral Combat Ship. We expect these influences to continue in 2004 and beyond. We cannot foresee with precision, however, the mix of combat vehicle business that may be under contract beyond 2005, and export orders, which we are also pursuing, may also have a significant bearing on this aspect of our business. Additionally there could be a production gap in our combat vehicle facilities if our “Current Force” work (consisting largely of tracked, armored combat vehicles such as the Bradley, the Hercules recovery vehicle, and the Paladin artillery systems produced and upgraded by our company) should wind down or terminate before FCS production work were to commence. A prolonged suspension of production could reduce our workforce and employee skill base and necessitate the contraction of our manufacturing facilities.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Emerging Trends and Uncertainties and Land Combat Vehicles” in our Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into this prospectus supplement, for a discussion of the potential impact of the FCS program on our other U.S. Army programs and our overall business prospects.

Government contracts contain termination provisions unfavorable to us and are subject to audit and modification by the government at its sole discretion.

As a company engaged primarily in supplying defense-related equipment and services to the U.S. Government, we are subject to business risks specific to our industry. These risks include the ability of the U.S. Government to unilaterally:

•	suspend or permanently prevent us from receiving new contracts or extending existing contracts based on violations or suspected violations of procurement laws or regulations;

•	terminate our existing contracts;

•	reduce the value of our existing contracts;

•	audit and object to our contract-related costs and fees, including allocated indirect costs;

•	control, and under certain circumstances, prohibit the export of our products; and

•	change certain terms and conditions in our contracts.

The U.S. Government can terminate any of its contracts with us either for its convenience or if we default by failing to perform. Termination for convenience provisions generally enable us to recover only our costs incurred or committed, and settlement expenses and profit on the work completed, prior to termination. Termination for default provisions do not permit these recoveries and make us liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments may contain similar provisions.

As a U.S. Government contractor, we are subject to financial audits and other reviews by the U.S. Government of our costs and performance, accounting and general business practices relating to these contracts. Like most large government contractors, we are audited and reviewed on a continual basis. Based on the results of its audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. Although adjustments arising from government audits and reviews have not had a material adverse effect on our results of operations in the past, there can be no assurance that future audits and reviews would not have such effects. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, amortization of goodwill and other intangible assets, portions of our research and development costs, and some marketing expenses may not be reimbursable or allowed in our negotiation of fixed-price contracts. Further, as a U.S. Government contractor, we are subject to an increased risk of investigations, criminal prosecution, civil fraud, whistleblower lawsuits and other legal actions and liabilities to which purely private sector companies are not, the results of which could have a material adverse effect on our operations.

Our policy is to cooperate with governmental investigations and inquiries regarding compliance matters, and we also make voluntary disclosure of compliance issues to governmental agencies as appropriate. We are currently providing information on compliance matters to various agencies, and we expect to continue to do so in the future. For example, on August 8, 2002 we were served with a grand jury subpoena issued by the United States District Court for the Eastern District of Virginia. The subpoena seeks information relating to a 2000 contract between us and the Italian government for the upgrading of certain amphibious assault vehicles. We believe that the grand jury investigation is directed toward ascertaining whether any violation of the Foreign Corrupt Practices Act occurred in connection with the Italian contract. While we are not aware of any such violation, it is too early for us to determine whether the ultimate outcome of the investigation would have a material adverse impact on our results of operation or financial position.

Government contracts are subject to competitive bidding.

We obtain many of our U.S. Government contracts through a competitive bidding process that subjects us to risks associated with:

•	the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and/or cost overruns;

•	the substantial time and effort, including design, development and marketing activities, required to prepare bids and proposals for contracts that may not be awarded to us, such as the contract for the U.S. Army’s IAV program (now known as the Stryker program); and

•	the design complexity and rapid rate of technological advancement of defense related products.

In addition, in order to win the award of developmental programs, we must be able to align our research and development and product offerings with the government’s changing concepts of national defense and defense systems. For example, in recent years, there has been a trend in military procurement toward increasing the use of wheeled combat vehicles, exemplified in the U.S. Army’s announced procurement of over 2,000 wheeled vehicles in November 2000 for the Stryker program, a competition in which we unsuccessfully offered tracked vehicle candidates. To the extent that future armored vehicle procurements emphasize wheeled designs, we may remain at a competitive disadvantage if we are unable to offer a competitive wheeled vehicle design. (However, we are under contract to design and develop approximately 50% of the FCS manned ground vehicles, whether the Army selects a tracked or wheeled version. Historically, our experience is that such involvement is likely to lead to corresponding production contracts, if and when the system reaches production.) Moreover, there is no assurance that we will continue to win competitively awarded contracts or that awarded contracts will generate sales sufficient to result in profits.

Our fixed-price and cost-plus contracts may commit us to unfavorable terms.

We provide our products and services primarily through fixed-price, cost-plus and time and materials contracts. For the quarter ended March 31, 2004, fixed-price contracts provided 53.6% of our revenues, and cost-plus contracts, including time and material contracts, provided 46.4%.

In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to anticipate technical problems, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss.

In a cost-plus contract, we are allowed to recover our approved costs plus a fee. The total price on a cost-plus contract is based primarily on allowable costs incurred, but generally is subject to a maximum contract funding limit. U.S. Government regulations require us to notify our customer of any cost overruns or underruns on a cost-plus contract. If we incur costs in excess of the funding limitation specified in the contract, we may not be able to recover those cost overruns.

On our time and materials contracts, we recover a specific amount per hour worked, the cost of direct materials and subcontracts, and a mark-up on direct materials and subcontracts. Time and materials contracts may provide for not-to-exceed price ceilings as well as the potential that we must partially absorb cost overruns.

Although we believe that we have recorded adequate provisions in our financial statements for losses on our fixed-price and cost-plus contracts, as required under U.S. generally accepted accounting principles, there is no assurance that our contract loss provisions will be adequate to cover all actual future losses.

Intense competition could limit our ability to win and retain government contracts.

The defense and private-sector ship repair industries are highly competitive and we encounter significant domestic and international competition for government contracts from other companies, some of which have substantially greater financial, technical, marketing, manufacturing and distribution resources than we do. Our ability to compete for these contracts depends on:

•	the effectiveness of our research and development programs;

•	our ability to offer better program performance than our competitors at a lower cost to the U.S. Government;

•	the location of our ship repair facilities in relation to U.S. Navy homeports; and

•	the readiness of our facilities, equipment and personnel to undertake the programs for which we compete.

Additionally, our U.S. Government programs must compete with programs managed by other defense contractors for limited funding. Our competitors continually engage in efforts to expand their business relationship with the U.S. Government and are likely to continue these efforts in the future. For example, in the private-sector ship repair industry, as the U.S. Navy moves toward greater use of multi-ship, multi-year contracts, the larger size of the contracts to be awarded may attract additional competitors to our market, including companies that have traditionally focused on shipbuilding rather than repair. The U.S. Government may choose to use other defense contractors for its limited number of defense programs. In addition, defense programs compete with non-defense spending of the U.S. Government for funding. Budget decisions made by the U.S. Government are outside of our control and can have long-term consequences for our size and structure.

In some instances, the U.S. Government directs to a single supplier all work for a particular program, commonly known as a sole-source program. In those instances, other suppliers who might otherwise be able to compete for various components of the program can only do so if the U.S. Government chooses to reopen the program to competition. While we have derived most of our historical revenues from sole-source programs, we derive and expect to derive a portion of our sales through competitive bidding. In addition, although the U.S. Government has historically awarded certain programs to us on a sole-source basis, it may in the future determine to open such programs to a competitive bidding process. There is no assurance that we will continue to be the sole-source contractor on various programs, that we will compete successfully for specific program opportunities or, if we are successful, that awarded contracts will generate sufficient sales to be profitable. The failure or failures to do so would have a material adverse effect on our business, prospects, financial condition and results of operations.

We cannot guarantee the success of our strategy to pursue multi-ship, multi-year contracts awarded by the U.S. Navy for work on Atlantic Fleet surface ships.

We expect the U.S. Navy to increase the use of multi-ship, multi-year contracts for the repair and maintenance of many Atlantic Fleet ships, and the aggressive pursuit of these contracts is an important part of our business strategy. Our ability to win these contracts will depend on a variety of factors, including our cost structure, past performance under these types of contracts on both the East and West Coasts, and our access to additional shipyard facilities for overflow work.

The maintenance and establishment of teaming agreements is important to our business.

In our Ship Repair and Maintenance segment, we currently engage in teaming and other agreements that involve either general arrangements with other ship repair companies to allow us access to facilities and employees, or whereby we take subcontracting responsibility for a specific aspect of a larger prime contract. In 2003, we acquired a second dry dock at our Norfolk facility from another area shipyard. The acquisition permits the continued use of the dry dock by the other company and also provides that the U.S. Navy may require us to unwind the acquisition if the subsequent dry dock use does not achieve expected efficiencies. We believe that the ability to participate in many of the U.S. Navy’s future contracts will depend on our ability to maintain and enter into successful agreements within the industry. There is no assurance that our current arrangements would not be terminated or renewed when they expire.

In our Defense Systems segment, we also make frequent use of teaming agreements. For example, in the FCS program we entered into a teaming agreement with Boeing and General Dynamics regarding our role on the program’s manned ground combat vehicles. We cannot assure you that we will continue to be selected as a teaming participant, or that we will be able to identify and successfully work with other companies. Failure to maintain or enter into future teaming agreements may have a material adverse effect on our business and future prospects.

Our operating performance is heavily dependent upon the timing of manufacturing and delivery of products under our U.S. Government contracts.

Our operating results and cash flow are dependent, to a material extent, upon the timing of manufacturing and delivery of products under our government contracts. For example, under recent Bradley production contracts, we do not recognize sales on a unit until we deliver or “field” such unit. This extends the period of time during which we carry these vehicles as inventory and may result in an uneven distribution of revenue from these contracts between periods.

As a result, our period-to-period performance may fluctuate significantly, and you should not consider our performance during any particular period as necessarily indicative of longer-term results. See “Management’s Discussion and Analysis of the Results of Operations and Financial Condition — Overview” in our Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into this prospectus supplement.

The operating performance of our Ship Repair and Maintenance business segment is heavily dependent on the deployment and maintenance schedules of the U.S. Navy, as well as the U.S. Government budgetary cycle.

The timing and extent of the maintenance and repair of U.S. Navy vessels depends on the maintenance and deployment schedules established by the U.S. Navy for each vessel. While the U.S. Navy tries to evenly distribute repairs throughout the year in a given port, this is not always possible. Therefore, the level of activity in our repair and maintenance facilities and the financial results of our Ship Repair and Maintenance segment can vary significantly from period to period. In addition, U.S. defense-related agencies, including the U.S. Navy, have historically allocated the majority of their budgets during their first and second fiscal quarters, which correspond with our fourth and first fiscal quarters. The timing of these allocations has caused and will likely continue to cause fluctuations in our revenues, profitability, and cash flows.

A reduction in the U.S. defense budget could result in a decrease in our revenue.

The reduction in the U.S. defense budget that began in the early 1990s caused most defense-related government contractors, including our predecessor company, to experience decreased sales, reduced operating margins and, in some cases, net losses. A significant decline in U.S. military expenditures in the future could materially adversely affect our sales and earnings. The loss or significant reduction in government funding for any large program in which we participate could also materially adversely affect our sales and earnings and thus our ability to meet our financial obligations.

If we are not successful in integrating the new and complex technologies to be used in our products, our business could be materially and adversely affected.

The integration of diverse technologies involved in producing our products is a complex task, which in many instances has not been previously attempted.

In addition, our ability to integrate the new and complex technologies involved in our products is subject to risks associated with uncertain costs and availability of resources, including:

•	frequent need to bid on programs before their design is completed, which may result in unforeseen engineering difficulties and/or cost overruns;

•	delays in delivery of necessary components or their scarcity; and

•	limitations on the availability of human resources, such as software engineers and information technology professionals.

Our international operations and foreign joint venture subject us to risks that could materially adversely affect our results of operations and financial condition.

We participate in an unconsolidated joint venture in Turkey and in co-production programs in several other countries. We recognized earnings from our joint venture of $5.8 million for the quarter ended March 31, 2004 and although these earnings may decrease in future periods, we expect them to remain at their current levels in the near term, as discussed in greater detail in “Management’s Discussion of Financial Condition and Results in Operations — Turkish Joint Venture” in our Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into this prospectus supplement. Our export sales, which include U.S. direct foreign sales, U.S. Foreign Military Sales and our revenues from our Bofors Defence subsidiary, totaled $53.4 million for the quarter ended March 31, 2004 representing approximately 9.8% of our total revenues for that period. Our strategy includes expansion of our international operations and export sales. In connection with these international operations and sales we are subject to risks, including the following:

•	devaluations and fluctuations in currency exchange rates;

•	the ability to obtain distributions of cash which require the approval of joint venture partners;

•	changes in, or changes in interpretations of, foreign regulations that may adversely affect our ability to sell certain products or repatriate profits to the United States;

•	imposition of limitations on conversions of foreign currencies into U.S. dollars;

•	imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

•	hyperinflation or political instability in the countries in which we operate or sell;

•	imposition or increase of investment and other restrictions by foreign governments;

•	the potential imposition of trade or foreign exchange restrictions or increased tariffs;

•	U.S. arms export control regulations and policies that restrict our ability to supply foreign affiliates and customers;

•	local political pressure to shift from majority to minority ownership positions in joint ventures, which could further reduce our ability to influence the conduct, strategy and profitability of these ventures; and

•	changes in overall diplomatic and security relationships between the United States and various foreign countries such as the strains that emerged with respect to Turkey in the context of U.S. military operations in Iraq during 2003.

If we expand our international operations, these and other associated risks are likely to become more significant to us. Although these risks have not had a material adverse effect on our financial condition or results of operations in the past, there is no assurance that these risks will not have a material adverse effect on our results of operations and financial position in the future.

We may not have the ability to make acquisitions, develop strategic alliances, expand or implement new joint ventures, or successfully implement and maintain co-production programs.

As part of our growth strategy, we intend to expand our current joint ventures and pursue new strategic alliances, selected acquisitions and co-production programs. We consider strategic transactions from time to time and may be evaluating acquisitions, alliances or co-production programs or engaged in negotiations at any time. We compete with other ship repair and defense-related businesses for these opportunities. There is no assurance, therefore, that we will be able to effect transactions with strategic alliance, acquisition or co-production program candidates on commercially reasonable terms or at all. If we enter into these transactions, we also cannot be sure that we will realize the benefits we anticipate. In addition, we cannot be sure that we will be able to obtain additional financing for these transactions.

The integration of any strategic alliances, acquisitions, teaming agreements or co-production programs into our business may result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Consummating these transactions could result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities, all of which could have a material adverse effect on our financial condition and operating results. In addition, we may be required to enter into novation agreements with the U.S. Government in order to succeed to the U.S. Government contracts of any acquired entity. Novation can be a lengthy process that often occurs after the consummation of an acquisition. Accordingly, our failure to obtain any required novation could have a material adverse effect on the value to us of an acquired business.

Significant risks are inherent in the day-to-day operations of our ship repair and maintenance business.

The day-to-day activities of our ship repair and maintenance business involves the repair, maintenance and modernization of large steel structures, the operation of cranes and other heavy machinery and other operating hazards. As a result, our operations can cause personal injury or loss of life, severe damage to and destruction of property and equipment, and interruption of our business. The structural or mechanical failure of a vessel after it leaves one of our shipyards can result in similar injuries and damages and could result in liabilities to us. We could be named as a defendant in a lawsuit asserting large claims on the occurrence of any of these events. Although we maintain insurance protection in amounts we consider to be adequate, we cannot assure you that this insurance will be sufficient in coverage or effective under all circumstances or against all hazards to which we may be subject. If we are not fully insured against a successful claim, there could be a material adverse effect on our financial condition and result of operations.

We may experience labor disruptions associated with the expiration of our collective bargaining agreements.

As of March 31, 2004, we had approximately 7,800 employees and 500 contract workers. Approximately 27% of our employees are covered by collective bargaining agreements with various unions. (See “Description of Business — Employees” in our Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into this prospectus supplement, for additional detail regarding our unionized locations.) Our union agreements typically have a term of three years and thus regularly expire and require renegotiation in the course of our business. The next scheduled expiration of such agreements will be in June 2004, regarding approximately 150 USMR workers in San Francisco, California and in September, 2004, regarding approximately 120 workers in Minneapolis, Minnesota. Although we believe that our relationships with these unions are good, there can be no assurance that we will not experience labor disruptions associated with the expiration or renegotiation of collective bargaining agreements or otherwise.

We may not be able to receive or retain the necessary licenses or authorizations required for us to sell our products overseas.

U.S. Government licenses are required for us to export our products. In the case of certain sales of defense equipment to foreign governments, the U.S. Government’s Executive Branch must notify Congress at least 15 to 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. We cannot be sure of our ability to obtain any licenses required to export our products or to receive authorization from the Executive Branch for sales to foreign governments. Failure to receive required licenses or authorization would hinder our ability to sell our products outside the United States.

Our significant level of debt may adversely affect our financial and operating activity.

At March 31, 2004, we had approximately $564 million in outstanding term loans under our secured credit facility as well as letters of credit in the amount of approximately $97 million. Approximately $103 million remains available under the credit facility. In the future, we may borrow more money, subject to the limitations imposed on us by our senior secured credit facility.

Our level of indebtedness has important consequences to investors in our common stock. For example, our level of indebtedness may:

•	require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, thereby reducing the availability of that cash flow for other purposes such as capital expenditures, research and development, and other investments;

•	limit our ability to obtain additional financing for acquisitions, investments, working capital and other expenditures, which may limit our ability to carry out our business strategy;

•	result in higher interest expense if interest rates increase on our floating rate borrowings;

•	heighten our vulnerability to downturns in our business or in the general economy and restrict us from making acquisitions, introducing new technologies and products, or exploiting business opportunities; or

•	subject us to covenants that limit our ability to borrow additional funds, dispose of assets or pay cash dividends, or that require us to maintain or meet specified financial ratios or tests, with any failure by us to comply with those covenants potentially resulting in an event of default on that debt and a foreclosure on the assets securing that debt, which would have a material adverse effect on our financial position and results of operations.

We depend on key management and personnel and may not be able to retain those employees or recruit additional qualified personnel.

We believe that our future success will be due, in part, to the continued services of our senior management team. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts. In addition, competition for some qualified employees, such as software engineers or other advanced engineering professionals, has intensified in recent years and may become even more intense in the future. Our ability to implement our business plan is dependent on our ability to hire and retain technically skilled workers. Our failure to recruit and retain qualified employees could adversely affect our results of operations, and may impair our ability to obtain future contracts.

Environmental laws and regulations may subject us to significant liabilities.

Our operations are subject to U.S. federal, state and local environmental laws and regulations, as well as environmental laws and regulations in the various countries in which we operate, relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur substantial costs in the future. Although a significant portion of our ongoing environmental costs are recoverable from other parties or allowable as costs under the terms of many of our contracts, there is no assurance that we will not incur material unrecoverable or unallowable costs in the future. In addition, there is no assurance that environmental costs we expect to be reimbursed by other parties or allowed as charges in U.S. Government contracts will be reimbursed or allowed. A decline in such reimbursement or allowability could have a material adverse effect on our financial condition and results of operations.

Stringent fines and penalties may be imposed for non-compliance and many environmental laws impose joint and several “strict liability” for remediation of spills and releases of oil and hazardous substances, without regard to negligence or fault on the part of the person being held responsible. Financial responsibility for the clean-up or other remediation of contaminated property or for natural resource damages can extend to previously owned or used properties, waterways and properties owned by unrelated companies or individuals, as well as properties currently owned and used by us regardless of whether the contamination is attributable to other potentially responsible parties. Many of our facilities have been used for ship repair and related activities for several decades. The nature of ship repair operations requires the storage, use and handling of hazardous materials. The extensive use and handling of these materials has resulted in their release in our shipyards and the adjacent waterways and may do so in the future. Accordingly, we make capital expenditures and incur operating expenses for clean-up, mitigation and other environmental matters arising from the condition of our shipyards and the adjacent waterways and from our daily operations.

See “Description of Business — Environmental Matters” in our Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into this prospectus supplement, for a more detailed description of certain environmental matters and our related potential liability.

We may need to raise additional capital on terms unfavorable to our stockholders.

Based on our current level of operations, we believe that our cash flow from operations, together with amounts we are able to borrow under our senior secured credit facility, will be adequate to meet our anticipated operating, capital expenditure and debt service requirements for the foreseeable future. We do not have complete control over our future performance because it is subject to economic, political, financial, competitive, regulatory and other factors affecting the defense industry. It is possible that our business may not generate sufficient cash flow from operations and we may not otherwise have the capital resources to allow us to service our debt and make necessary capital expenditures. If this occurs, we may have to sell assets, restructure our debt or obtain additional equity capital, which could be on terms dilutive to our stockholders. We cannot be sure that we would be able to take any of the foregoing actions or that we could do so on terms favorable to us or you.

Acting in a subcontractor role on FCS may reduce our control over and financial results from the program.

On most of our programs with the Army, we have historically participated in the role of the prime contractor, meaning that we have overall contractual responsibility for the final product or system sold to Army, and subcontract to others for various components and services which we incorporate in the final product. For example, we are or have been the prime contractor on the U.S. Army’s Bradley, Crusader, M109/ FAASV, M113, M88 Hercules, and ACE programs. By contrast, on the FCS program, including the NLOS-C system (both of which are discussed in “Description of Business — Defense Systems Segment” in our Form 10-K for the fiscal year ended December 31, 2003, which is incorporated by reference into this prospectus supplement), we participate as a subcontractor, at least during the development phases of the program, which is scheduled to last several years. Historically, we have sought the role of prime contractor on our military programs because of both the heightened visibility and extensive customer interface which prime contractors tend to possess. The overall effect of participating in FCS as a subcontractor rather than as a prime contractor is uncertain, but it may lessen our ability to obtain adequate funding for elements of the program in which we participate, and/or to influence the technological direction, nature, scope, and ultimate production and fielding of those elements in which we participate. Any such diminution could reduce our revenues and profits from FCS participation, and/or render us subject to greater competition from other current or potential participants in the program.

Decline in the value of the securities held by our employee retirement plans would adversely affect our retiree benefit expense and funding levels.

Our employee retirement benefit plans hold a significant amount of equity securities. Declines in the market values of these securities would increase our retiree benefit expense and, as a result, adversely affect our profitability. In addition, a continued decline in such asset values could cause our plans, which in the aggregate were adequately funded as of March 31 2004, to become underfunded.

Risks related to this offering

Future sales of our common stock in the public market could lower our stock price.

In the future, we may sell additional shares of our common stock in subsequent public offerings. We may also issue additional shares of our common stock to finance future acquisitions. Additionally, a substantial number of shares of our common stock is available for future sale pursuant to stock options that we granted to our employees to purchase shares of our common stock. We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued upon the exercise of stock options or acquisition financing), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has the power, without shareholders’ approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock, which could be used defensively if a takeover is threatened. All options issued under our stock option plans automatically vest upon a change in control of United Defense. Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock, the acceleration of the vesting of the outstanding stock options that we have granted upon a change in control of United Defense, and certain provisions of our certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving United Defense or discourage a potential acquiror from making a tender offer for the common stock of United Defense, which, under certain circumstances, could reduce the market value of our common stock.

The market price for our equity securities may be volatile.

The market price of our publicly traded equity securities could fluctuate substantially in the future in response to a number of factors, including the following:

•	our quarterly operating results and the operating results of other similarly situated companies in the defense industry;

•	changes in general conditions in the economy, the financial markets or the defense industry;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	announcements by us or our competitors of significant acquisitions;

•	increases in labor and other costs; and

•	natural disasters, riots, wars, geopolitical events or other developments affecting us or our competitors.

In addition, in recent years the stock market has experienced significant price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons which may be unrelated to their operating performance. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

Use of proceeds

We will not receive any of the proceeds from the sale of shares by the selling stockholders. The selling stockholders will receive all net proceeds from the sale of shares of our common stock offered pursuant to this prospectus supplement.

Selling stockholders

Approximately 8.4% of our common stock is owned by The Carlyle Group, which is selling all of the shares of our common stock that it beneficially owns. After this offering, The Carlyle Group will not hold any of our common stock.

The table below presents certain information regarding the ownership of our common stock outstanding as of March 31, 2004 by the selling stockholders.

	Shares Owned			Shares Owned
	Prior to the Offering		Shares Being	After the Offering
			Sold in the
Name of Selling Stockholder	Number	Percentage	Offering	Number	Percentage

TCG Holdings, L.L.C.(1)	4,436,051	8.4%	4,436,051	0	—
Thomas Rabaut(2)	342,260	*	40,000	302,260	*
Cammack Holdings(3)	26,977	*	26,977	0	—
Orange Crimson Holdings Corporation(3)	26,977	*	26,977	0	—
Jerome H. Powell(4)	2,023	*	2,023	0	—
Morris Menken	1,521	*	1,521	0	—
Gene Dotson	674	*	674	0	—
John F. Harris(5)	674	*	674	0	—
Sharon & Brian Hall(6)	674	*	674	0	—

(*)	Denotes less than 1% beneficial ownership.

(1)	Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle SBC Partners II, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, and certain additional partnerships formed by Carlyle (collectively, the “Investment Partnerships”) and certain investors with respect to which TC Group, L.L.C. or an affiliate exercises investment discretion and management constitute all of the members of Iron Horse Investors, L.L.C., the record owner of these shares. TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnerships directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., Daniel A. D’Aniello, and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares shown as beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership. The address of The Carlyle Group is: 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004.

(2)	Mr. Rabaut is our President and Chief Executive Officer. The number of shares owned represents 342,260 shares of common stock subject to vested options which are currently exercisable. Mr. Rabaut will exercise 40,000 of such shares to sell in this offering, resulting in a remainder of 302,260 shares of common stock subject to vested options currently exercisable.

(3)	William E. Conway, Jr., David M. Rubenstein, Daniel A. D’Aniello and certain family members own the equity of this entity. Mr. Conway is our Chairman of the Board. Messrs. Conway, Rubenstein and D’Aniello are Managing Directors of The Carlyle Group and the managing members of TCG Holdings, L.L.C. Mr. Conway is President and Managing Director of Iron Horse Investors, L.L.C., or Iron Horse, and Messrs. Rubenstein and D’Aniello are each a Vice President and Managing Director of Iron Horse.

(4)	Mr. Powell is a Managing Director of The Carlyle Group and a Managing Director of Iron Horse and a member of TCG Holdings, L.L.C.

(5)	Mr. Harris is a Managing Director and the Chief Financial Officer of The Carlyle Group and a member of TCG Holdings, L.L.C.

(6)	Mrs. Hall is the sister of Mr. Conway and Mr. Hall is Mr. Conway’s brother-in-law.

Certain U.S. Federal Income Tax Consequences

For Non-U.S. Holders

The following summary describes the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the common stock applicable to non-U.S. holders, as defined below. This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, and Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. We undertake no obligation to update this tax summary in the future. This summary applies only to non-U.S. holders that will hold the common stock as capital assets within the meaning of Section 1221 of the Code. It does not purport to be a complete analysis of all the potential tax consequences that may be material to a non-U.S. holder based on his or her particular tax situation. This summary does not address tax consequences applicable to non-U.S. holders that may be subject to special tax rules, such as banks, financial institutions, tax-exempt organizations, pension funds, insurance companies or dealers in securities or foreign currencies, persons that have a functional currency other than the U.S. Dollar, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” certain former citizens of the United States, corporations that accumulate earnings to avoid U.S. federal income tax, or persons holding our common stock as part of a hedge, straddle, conversion or other risk reduction transaction. Such persons should consult their own tax advisors to determine the U.S. federal tax consequences that may be relevant to them. This discussion does not address the tax treatment of partnerships or persons who hold their interests through partnerships or other pass-through entities. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock. This discussion does not consider the effect of any applicable state, local, foreign or other tax laws, including gift and estate tax laws.

When we refer to a non-U.S. holder, we mean a beneficial owner of common stock that for U.S. federal income tax purposes, is other than:

•	a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Distributions and Dispositions

Distributions on Common Stock

In general, if distributions were made with respect to our common stock, such distributions would be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the non-U.S. holder’s basis in common stock, and, to the extent such portion exceeds the non-U.S. holder’s basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “Dispositions of Common Stock.”

Generally, dividends paid to a non-U.S. holder will be subject to U.S. withholding tax at a 30% rate, subject to the two following exceptions:

•	Dividends effectively connected with a trade or business of a non-U.S. holder within the United States generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis at regular rates. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

A non-U.S. holder of common stock eligible for a reduced rate of U.S. withholding tax may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Dispositions of Common Stock

Generally, a non-U.S. holder will not be subject to U.S. federal income tax with respect to gain recognized upon the disposition of such holder’s shares of common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

•	such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States or, if certain tax treaties apply, the gain is effectively connected with the conduct by the non-U.S. holder of a trade or business within the United States and is attributable to a U.S. permanent establishment (or a fixed base in the case of an individual) maintained by the non-U.S. holder; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes and, assuming that our common stock is deemed to be “regularly traded on an established securities market,” the non-U.S. holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock.

An individual non-U.S. holder described in the first bullet point above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset against U.S. source capital losses (even though the individual is not considered a resident of the United States). A non-U.S. holder described in the second bullet point above will be subject to tax on the gain derived from the sale under regular graduated U.S. federal income tax rates and, if it is a corporation, may be subject to the branch profits tax at a rate equal to 30% (or such lower rate as may be prescribed by an applicable treaty).

We do not believe we have been or currently are, and we do not currently anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Information Reporting and Backup Withholding

Information Reporting

We must report annually to the Internal Revenue Service, or IRS, and to each non-U.S. holder the entire amount of any distribution irrespective of any estimate of the portion of the distribution that represents a taxable dividend paid to such holder and the tax withheld with respect to such distribution regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

The payment of proceeds from the sale of common stock by a broker to a non-U.S. holder is generally not subject to information reporting if:

•	the beneficial owner of the common stock certifies its non-U.S. status under penalties of perjury, or otherwise establishes an exemption; or

•	the sale of the common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person as defined in the Code;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership, if, at any time during its tax year, one or more of its partners are U.S. persons as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

Backup Withholding

Dividends paid to a non-U.S. holder of common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption. The payment of proceeds from a disposition of common stock effected by a non-U.S.holder outside the United States by or through a foreign office or a broker generally will not be subject to backup withholding. Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally not subject to backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. Potential investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the common stock, including the tax consequences under U.S. federal, state, local, foreign and other tax laws, including gift and estate tax laws, and the possible effects of changes in federal or other tax laws.

Underwriting

J.P. Morgan Securities Inc. is the sole underwriter of this offering. Subject to the terms and conditions contained in the underwriting agreement dated April 26, 2004, the selling stockholders identified in this prospectus supplement have agreed to sell to JPMorgan, and JPMorgan has agreed to purchase, 4,535,571 of our common shares currently held by such selling stockholders.

The underwriting agreement provides that JPMorgan is obligated to purchase all the common shares in the offering if any are purchased.

JPMorgan is offering the common shares, subject to prior sale, when, as and if sold to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by JPMorgan of officers’ certificates and legal opinions. JPMorgan reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

JPMorgan will initially offer to sell the shares to the public at the offering price shown on the cover page of this prospectus supplement. If all of the shares are not sold at the offering price shown on the cover of this prospectus supplement, JPMorgan may vary the public offering price and other selling terms.

The expenses of the offering payable by us, not including the underwriting discount, are estimated at $100,000.

In connection with this offering, JPMorgan may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. JPMorgan may bid for, and purchase, common shares in the open market to stabilize the price of the common shares above independent market levels. JPMorgan is not required to engage in these activities, and may end any of these activities at any time.

The common shares are listed on the New York Stock Exchange under the symbol “UDI.”

Other relationships

In the ordinary course of their respective businesses, JPMorgan and its affiliates have engaged, and may in the future engage, in commercial and/or investment banking transactions with us and our affiliates. They have received customary fees and commissions for these transactions. JPMorgan acted as a Joint Book-Running Manager in connection with the July 2003 offering by certain selling stockholders of our common stock and as the sole underwriter in connection with the October 2003 and February 2004 offerings by certain selling stockholders of our common stock.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us and the selling stockholders by Latham & Watkins LLP, 555 Eleventh Street, N.W. Suite 1000, Washington, D.C. 20004. Weil, Gotshal & Manges LLP, advised the underwriter in connection with this offering.

Experts

The consolidated financial statements and schedules of United Defense Industries, Inc. as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated by reference in this prospectus from United Defense Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein which, as to the year ended December 31, 2001, is based in part on the reports of Arthur Andersen & Co. and A.A. Aktif Analiz Serbest Muhasebecilik Mali Musavirlik Anonim Sirketi, Member of Andersen Worldwide, independent auditors who have both ceased operations. The financial statements and schedules referred to above are incorporated by reference herein in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

PROSPECTUS

12,000,000 Shares

United Defense Industries, Inc.

Common Stock

      The stockholder named in this prospectus and some of our other stockholders may sell up to 12,000,000 shares of our common stock under this prospectus and any prospectus supplement. In the prospectus supplement relating to such sales, we will identify each selling stockholder and the number of shares of our common stock that each selling stockholder will be selling.

      Our common stock is listed on the New York Stock Exchange under the symbol “UDI.” On December 4, 2003, the last sale price of our common stock as reported on the New York Stock Exchange was $33.10.

Investing in our securities involves risks. See “Risk Factors” on page 1 for factors that you should consider before investing in shares of our common stock.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. A representation to the contrary is a criminal offense.

The date of this prospectus is January 8, 2004.

      We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus and the accompanying supplement to this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. This prospectus and the accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor does this prospectus and the accompanying supplement to this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus and the supplement to this prospectus is accurate as of the dates on their covers. When we deliver this prospectus or a supplement or make a sale pursuant to this prospectus or a supplement, we are not implying that the information is current as of the date of the delivery or sale.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, utilizing a “shelf” registration process. Under this shelf registration process, certain of our stockholders may sell up to 12,000,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the securities the selling stockholders may offer. Each time any selling stockholder sells securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where To Find Additional Information.”

      Unless the context requires otherwise, “United Defense,” “we,” “us,” “our,” or similar terms refers to United Defense Industries, Inc., and its direct and indirect subsidiaries on a consolidated basis.

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THE COMPANY

Overview

      United Defense is a leader in the design, development and production of combat vehicles, artillery, naval guns, missile launchers and precision munitions used by the U.S. Department of Defense and more than 40 foreign militaries, and is the largest U.S. provider of non-nuclear ship repair, modernization and conversion services to the U.S. Navy and related government agencies. For many of our key DoD programs, we are the sole-source prime contractor and systems integrator. We conduct global operations through our manufacturing facilities in the United States and Sweden, through our ship repair facilities in Virginia, California, Hawaii, Florida and Texas, through a manufacturing joint venture in Turkey, and through co-production programs with various other governments and foreign contractors.

      We are a sole-source contactor and systems integrator on several programs comprising critical elements of the U.S. military force structure. We have an installed base of over 100,000 combat vehicles and 100,000 weapon systems currently in use by the U.S. Department of Defense and allied militaries. Our over 60 years of experience has led to strong customer relationships, proprietary technologies, a diversified product portfolio, disciplined program management and a competitive cost structure. We had revenues of approximately $1.7 billion for the year ended December 31, 2002 and approximately $1.5 billion for the nine-month period ended September 30, 2003. As of September 30, 2003, we had a funded backlog of approximately $2.2 billion.

      We are incorporated in Delaware, our principal executive offices are located at 1525 Wilson Boulevard, Suite 700, Arlington, Virginia 22209, and our telephone number is (703) 312-6100.

RISK FACTORS

      An investment in our securities involves risks. In addition to the other information included in, or incorporated by reference into, this prospectus, you should carefully consider the risk factors in any applicable prospectus supplement when determining whether or not to purchase the securities offered under this prospectus and the prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the documents that we incorporate by reference herein, contains, in addition to historical information, statements by us with respect to our expectations regarding financial results and other aspects of our business that involve risks and uncertainties and may constitute forward-looking statements with the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our current views and are based on certain assumptions. Actual results could differ materially from those currently anticipated as a result of a number of factors, including, in particular, the likelihood of our success in developing and expanding our business and the realization of sales from our backlog.

      These important factors are discussed in more detail under the heading “Risk Factors” in United Defense Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, in this prospectus and in any accompanying prospectus supplements and in other documents the Registrants may file with the Commission and which will be incorporated by reference herein. You may obtain copies of these documents as described under “Where To Find More Information” in this prospectus.

      We assume no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required under federal securities laws. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of any document we incorporate by reference, the date of such document.

      Investors also should understand that it is not possible to predict or identify all factors and should not consider the risks set forth above to be a complete statement of all potential risks and uncertainties. If the expectations or assumptions underlying our forward-looking statements prove inaccurate or if risks or uncertainties arise, actual results could differ materially from those predicted in any forward-looking statement.

USE OF PROCEEDS

      We are registering the shares of our common stock offered by this prospectus or an applicable supplement for the account of the selling stockholders identified in the section of this prospectus or an applicable supplement entitled “Selling Stockholders.” All of the net proceeds from the sale of our common stock by this prospectus or an applicable supplement will go to the selling stockholders who offer and sell their shares of our common stock. We will not receive any part of the proceeds from the sale of these shares.

SELLING STOCKHOLDERS

      Approximately 21.5% of our common stock is owned by The Carlyle Group. Carlyle may sell pursuant to this prospectus or any prospectus supplement some or all of its shares of our common stock that it beneficially owns.

      The table below presents certain information regarding the beneficial ownership of our common stock outstanding as of November 28, 2003 by Carlyle.

	Shares Owned			Shares Owned
	Prior to the Offering		Shares Being	After the Offering
Sold in the
Name of Beneficial Owner	Number	Percentage	Offering	Number	Percentage

TCG Holdings, L.L.C.(1)	11,222,672	21.5%	—	—	—%

(1)	Carlyle Partners II, L.P., a Delaware limited partnership, Carlyle Partners III, L.P., a Delaware limited partnership, Carlyle International Partners II, L.P., a Cayman Islands limited partnership, Carlyle International Partners III, L.P., a Cayman Islands limited partnership, and certain additional partnerships formed by Carlyle (collectively, the “Investment Partnerships”) and certain investors with respect to which TC Group, L.L.C. or an affiliate exercises investment discretion and management constitute all of the members of Iron Horse Investors, L.L.C., the record owner of these shares. TC Group, L.L.C. exercises investment discretion and control over the shares held by the Investment Partnerships directly through its capacity as the sole general partner of certain of the Investment Partnerships or indirectly through its wholly-owned subsidiary TC Group II, L.L.C., the sole general partner of certain of the Investment Partnerships. TCG Holdings, L.L.C., a Delaware limited liability company, is the sole managing member of TC Group, L.L.C. William E. Conway, Jr., Daniel A. D’Aniello, and David M. Rubenstein, as the managing members of TCG Holdings, L.L.C., may be deemed to share beneficial ownership of the shares shown as beneficially owned by TCG Holdings, L.L.C. Such persons disclaim such beneficial ownership. The address of The Carlyle Group is: 1001 Pennsylvania Avenue, NW, Washington, D.C. 20004.

      In addition, our directors, executive officers, former directors, employees, former employees, certain employee benefit plans and/or other holders of our common stock may, together with the selling stockholder identified above, sell up to 12,000,000 shares of our common stock pursuant to this prospectus. The prospectus supplement for any offering of the common stock by selling stockholders will include the following information:

•	the names of the selling stockholders;

•	the nature of any position, office or other material relationship which each selling stockholder has had within the last three years with us or any of our predecessors or affiliates;

•	the number of shares held by each of the selling stockholders before the offering;

•	the percentage of the common stock held by each of the selling stockholders after the offering; and

•	the number of shares of our common stock offered by each of the selling stockholders.

PLAN OF DISTRIBUTION

      We are registering 12,000,000 shares of our common stock on behalf of the selling stockholders. The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock offered hereby or in the applicable prospectus supplement on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as an agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

      Any selling stockholder may also, from time to time, authorize dealers, acting as our agents, to offer and sell shares upon the terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of shares of common stock, we or any selling stockholder, or the purchasers of shares for whom the underwriters may act as agents, may compensate underwriters in the form of underwriting discounts or commissions. Underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a best efforts basis and a dealer will purchase shares as a principal, and may then resell the shares at varying prices to be determined by the dealer.

      We will describe in the applicable prospectus supplement any compensation we or any selling stockholder pays to underwriters or agents in connection with the offering of shares of common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers. Dealers and agents participating in the distribution of shares may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the shares may be deemed to be underwriting discounts and commissions. We or any selling stockholder may enter into agreements to indemnify underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act, and to reimburse these persons for certain expenses.

      To facilitate the offering of shares of common stock, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the shares. This may include over-allotments or short sales of the shares, which involve the sale by persons participating in the offering of more shares than the selling stockholders sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the shares of common stock by bidding for or purchasing shares in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if shares sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

      Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of their business for which they receive compensation.

LEGAL MATTERS

      The legality of our common stock offered by this prospectus will be passed upon by Latham & Watkins LLP, Washington, D.C. Any underwriters will be advised about the other issues relating to any offering by their own legal counsel.

EXPERTS

      The consolidated financial statements and schedule of United Defense Industries, Inc. as of December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, incorporated by reference in this prospectus from United Defense Industries, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein which, as to the year ended December 31, 2001, is based in part on the reports of Arthur Andersen & Co. and A.A. Aktif Analiz Serbest Muhasebecilik Mali Musavirlik Anonim Sirketi, Member of Andersen Worldwide, independent auditors. The financial statements and schedule referred to above are incorporated by reference herein in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

WHERE TO FIND ADDITIONAL INFORMATION

      We have filed a registration statement and related exhibits with the Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about us and our common stock. We also file annual, quarterly and current reports, proxy statements and other information with the Commission pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, which we refer to collectively as the “Exchange Act.” You may read and copy any document we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Our Commission filings are also available to the public at the Commission’s web site at http://www.sec. gov.

      The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is an important part of this prospectus and is considered to be part of this prospectus, and information that we file with the Commission subsequent to the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is completed or terminated, other than those portions of such documents described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Commission.

•	United Defense’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed March 14, 2003;

•	United Defense’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed August 5, 2003;

•	United Defense’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed May 2, 2003;

•	United Defense’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed November 7, 2003;

•	United Defense’s Proxy Statement relating to the annual meeting held on May 28, 2003, filed April 25, 2003;

•	United Defense’s Current Report on Form 8-K, filed August 6, 2003;

•	United Defense’s Current Report on Form 8-K, filed November 7, 2003; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, filed on December 31, 2001.

      You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Investor Relations

United Defense Industries, Inc.
1525 Wilson Boulevard, Suite 700
Arlington, Virginia 22209
(703) 312-6100

      You may also obtain copies of these filings, at no cost, by accessing our website at uniteddefense.com; however, the information found on our website is not considered part of this prospectus.

      You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information.

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4,535,571 Shares

Common shares

Prospectus Supplement

JPMorgan

April 26, 2004

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of our common shares.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the common shares or possession or distribution of this prospectus supplement and the accompanying prospectus in that jurisdiction. Persons who come into possession of this prospectus supplement and the accompanying prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus supplement and the accompanying prospectus applicable to that jurisdiction.

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